POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that GR China Master Fund (the "Grantor") hereby makes, constitutes, and appoints Q Fund Management (Hong Kong) Limited (the "Attorney-in-Fact") as its true and lawful attorney-in-fact, with full power of substitution and resubstitution, for and in its name, place and stead, in any and all capacities, to sign, execute and file with the United States Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13G (including any amendments thereto), and any other documents relating thereto, in connection with the Grantor's beneficial ownership of securities required to be reported under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

The Grantor hereby grants to the Attorney-in-Fact full power and authority to do and perform all acts and things necessary or appropriate to be done in the exercise of the rights and powers herein granted, as fully to all intents and purposes as the Grantor might or could do if personally present, with full power of substitution and resubstitution, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Power of Attorney.

This Power of Attorney shall remain in full force and effect until revoked by the Grantor in a signed writing delivered to the Attorney-in-Fact.

IN WITNESS WHEREOF, the Grantor has caused this Power of Attorney to be executed as of the date set forth below.

Date: 29 August 2025

GR China Master Fund
By:
Name: Feng Qian
Title: Director